40-33

811-21323
Branch 16

RECEIVED
OCT 2010
OFFICE OF THE SECRETARY

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE BEACON STREET
BOSTON, MASSACHUSETTS 02108-3194

TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

FIRM/AFFILIATE OFFICES
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

SEC
Mail Processing
Section
SEP 29 2010
Washington, DC
122

SEC
Mail Processing
Section
SEP 29 2010
Washington, DC
122

September 29, 2010

BY HAND DELIVERY

RECEIVED
OCT 01 2010
OFFICE OF THE SECRETARY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: Manuszak v. Esty, et al.,
Civ. No. 10-3456-BLS1 (Mass. Super. Ct.);
Manuszak v. Esty, et al.,
Civ. No. 10-3457-BLS1 (Mass. Super. Ct.)

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached for filing on behalf of Eaton Vance Management and Eaton Vance Corp. are the class action complaints filed with the Massachusetts Superior Court (Suffolk County) in the above-referenced matters.

Very truly yours,

James R. Carroll/M.S./

James R. Carroll

Enclosures

cc: Maureen Gemma
Kathryn McElroy

10000633

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.

SUPERIOR COURT
DEPARTMENT OF THE TRIAL COURT

Richard Manuszak, individually and on behalf of all others similarly situated,

Plaintiff,

v.

BENJAMIN C. ESTY, Trustee of the Eaton Vance Limited Duration Income Fund, THOMAS E. FAUST, JR., Trustee of the Eaton Vance Limited Duration Income Fund, ALLEN R. FREEDMAN, Trustee of the Eaton Vance Limited Duration Income Fund, WILLIAM H. PARK, Trustee of the Eaton Vance Limited Duration Income Fund, RONALD A. PEARLMAN, Trustee of the Eaton Vance Limited Duration Income Fund, HEIDI L. STEIGER, Trustee of the Eaton Vance Limited Duration Income Fund, LYNN A. STOUT, Trustee of the Eaton Vance Limited Duration Income Fund, RALPH F. VERNI, Trustee of the Eaton Vance Limited Duration Income Fund, NORTON H. REAMER, Trustee of the Eaton Vance Limited Duration Income Fund, EATON VANCE MANAGEMENT, an investment advisor and Massachusetts business trust, EATON VANCE CORPORATION, a Maryland corporation and publicly-held holding company, EATON VANCE LIMITED DURATION INCOME FUND, a Massachusetts business trust, and JOHN AND JANE DOES 1-100,

Defendants.

10-3456

Civil Action No.

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

Plaintiff, Richard Manuszak ("Plaintiff"), by and through his attorneys, alleges on personal knowledge as to all facts related to himself and on information and belief as to all other matters, as follows:

INTRODUCTION

1. Plaintiff Richard Manuszak brings this class action lawsuit on behalf of himself and all other individuals who were the beneficial owners of common shares of the Eaton Vance Limited Duration Income Fund (the "Fund") at any time from March 10, 2008 through the present (the "Class Period"). The Fund is a closed-end investment company organized as a Massachusetts business trust on March 12, 2003. The Fund raised money from the sale of its common shares, and the Fund invested that money in securities to earn a yield for the common shareholders.

2. In addition to issuing the common stock held by Plaintiff and the members of the putative class, the Fund issued auction rate preferred stock ("ARPS"). The ARPS bore a preferred dividend right, with the dividend rate reset periodically through an auction mechanism. In effect, the ARPS provided the Fund's common shareholders with long-term financing at short-term interest rates. The auction mechanism provided liquidity to the holders of ARPS, as they were able to sell their ARPS at auction, although there was expressly no obligation to provide liquidity. Prospectus of Eaton Vance Limited Duration Income Fund, filed with the Securities and Exchange Commission on July 29, 2003 at cover page. The ARPS also provided flexibility to the Fund as ARPS were subject to lower coverage ratios than debt, and had other favorable terms. As equity securities, the ARPS had no maturity and did not ever have to be repaid.

3. During 2008, the Individual Defendants caused the Fund to partially redeem the ARPS and replace it with less favorable debt financing. The Individual Defendants took these actions to further their own interests and those of the Fund's investment advisor and its affiliates,

not the interests of the common shareholders, and thus they thereby breached the fiduciary duties owed to the Fund's common shareholders. By this action, Plaintiff seeks to recover the damages this conduct caused him and the Class.

4. Plaintiff does not assert by this action any claim arising from a misstatement or omission in connection with the purchase or sale of a security, nor does Plaintiff allege that Defendants engaged in fraud in connection with the purchase or sale of a security

PARTIES

5. **Plaintiff** Richard Manuszak is a resident of the State of New York. Plaintiff has owned common shares in the Fund since April 15, 2005.

6. **Individual Defendant Trustees of the Eaton Vance Limited Duration Income Fund ("Individual Defendants").** The principal office of the Fund is located at Two International Place, Boston, Massachusetts, in Suffolk County. The Fund is managed by its Board of Trustees. The Trustees are responsible for the overall management and supervision of the affairs of the Fund. The members of the Board of Trustees during the Class Period include:

(a) **Defendant Benjamin C. Esty**, Trustee of the Eaton Vance Limited Duration Income Fund;

(b) **Defendant Norton H. Reamer,** former Trustee of the Eaton Vance Limited Duration Income Fund;

(c) **Defendant Allen R. Freedman,** Trustee of the Eaton Vance Limited Duration Income Fund;

(d) **Defendant William H. Park,** Trustee of the Eaton Vance Limited Duration Income Fund;

(e) **Defendant Ronald A. Pearlman,** Trustee of the Eaton Vance Limited Duration Income Fund;

(f) **Defendant Heidi L. Steiger,** Trustee of the Eaton Vance Limited Duration Income Fund;

(g) **Defendant Lynn A. Stout,** Trustee of the Eaton Vance Limited Duration Income Fund;

(h) **Defendant Ralph F. Verni,** Trustee of the Eaton Vance Limited Duration Income Fund;

(i) **Defendant Thomas E. Faust, Jr.,** Trustee of the Eaton Vance Limited Duration Income Fund; and

(j) **John and Jane Doe Defendants 1–100**, individuals who aided and abetted the named Defendants in undertaking the violations alleged herein, the identities of whom are unknown to Plaintiff at this time.

7. **Other Defendants (the "Eaton Vance Defendants")**:

(a) **Defendant Eaton Vance Management**, an investment advisor and Massachusetts business trust, with its principal office located at Two International Place, Boston, Massachusetts, in Suffolk County,

(b) **Defendant Eaton Vance Corp**, a Maryland corporation and publicly-held holding company, with its principal office located at Two International Place, Boston, Massachusetts, in Suffolk County;

(c) **Defendant Eaton Vance Limited Duration Income Fund**, a Massachusetts business trust with its principal office located at Two International Place, Boston, Massachusetts in Suffolk County.

JURISDICTION AND VENUE

8. This Court has jurisdiction over the parties pursuant to Mass. Gen. L. ch. 223A, §§ 2 and 3.

9. Venue properly lies in this Court pursuant to Mass. Gen. L. ch. 223, §1.

FACTS

The Eaton Vance Limited Duration Income Fund

10. The Fund is an investment company subject to the Investment Company Act of 1940, as amended (the "ICA").

11. Pursuant to its reports filed with the Securities and Exchange Commission (the "SEC"), the Fund's primary investment objective is to provide a high level of current income. As a secondary objective, it will also seek appreciation of capital to the extent consistent with its primary goal of high current income.

12. The Fund issued five series of ARPS, designated by letters, A- E: each is intended to be auctioned periodically, and the terms governing each contemplate that auctions may fail, in which case the interest or dividend rate will be set by formula. In accordance with the ICA, the holders of the 32,000 ARPS shares outstanding were entitled to vote for two of the nine directors of the Fund, and the holders of the common shares were entitled to vote for the remaining seven directors of the fund.

13. The ARPS issued by the Fund represented quite favorable financing for the Fund's shareholders for several reasons described in more detail below, including: the interest rate and other costs were very favorable; the financing was perpetual; the constraints on the Fund associated with the ARPS were minimal; and the ARPS represented committed financing at a time when financing for almost any business was unusually difficult and costly to obtain.

(a) The interest rate and other costs were very favorable. While auctions cleared, the rates were set weekly by the open market (subject to a maximum rate determined by a formula, which rate is referred to herein as the "Defined Rate"), at rates that tended to be only slightly above money-market yields. *See, e.g.*, *In re Eaton Vance Floating-Rate Income Trust, et al.*,

Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 For an Exemption From the Provisions of Section 18(a)(1)(A), June 10, 2008 ("*Eaton Vance Application*"), at 5 n.2. In the event of failed auctions, the interest was set at the Defined Rate. With respect to the ARPS, after the auction failures in 2008 described below, the formula for the Defined Rate produced a result that was actually lower than market rates that had prevailed over periods before the auction failures.

(b) The financing was perpetual. The term of the ARPS financing was very favorable to the Fund in that it was perpetual. ARPS need not ever be repaid. For a homeowner, a comparable arrangement would mean that the principal component of his or her mortgage payment would simply never come due. This was particularly significant in the challenging financial markets of 2008, the time the auctions failed. As the Fund explained, "the severely constrained capital markets" during this period were characterized by the "limited availability of debt financing." *In re Eaton Vance Floating-Rate Income Trust, Eaton Vance Limited Duration Income Fund, et al.*, Amended and Restated Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 For an Exemption From the Provisions of Section 18(a)(1)(A), July 2, 2008 (hereinafter "Eaton Vance Amended Application"), at 11. To have perpetually good financing in such a climate was of extraordinary value to the common shareholders.

(c) The constraints on the Fund from the ARPS were minimal. The Fund did not have to offer any collateral, and it only had to have $2 in gross assets for every $1 in ARPS outstanding.

14. As described in materials filed with the Securities and Exchange Commission ("SEC") or otherwise published to the investing public, a key piece of the return to the Fund's common shareholders was financial leverage. *See, e.g.*, Prospectus, Eaton Vance Limited Duration Income Fund, filed with the SEC on May 29, 2003, at inside cover page. Financial

leverage is the difference between the low rates paid by the Fund on its ARPS and the returns it would realize on its portfolio investments. The effect of this leverage was reflected in the Fund's regular cash distributions to common shareholders and described in the Fund's regular reports to its shareholders. The Fund's public statements indicated that the holders of its common stock could realize, as one of the significant benefits of this investment, leverage that would continue indefinitely, because, as described above, the term of the ARPS was perpetual.

The Eaton Vance Business Model

15. Defendant Eaton Vance Management ("EVM"), an affiliate of Defendant Eaton Vance Corporation ("EVC"), has been the Fund's investment advisor at all relevant times. EVM, EVC, and their affiliates involved in the sponsorship of closed-end investment companies similar to the Fund are referred to herein as the "EV Sponsorship Group." The EV Sponsorship Group sponsored a large number of closed-end investment companies ("closed-end funds") similar to the Fund, many of which also issued auction rate securities that were similar to the ARPS issued by the Fund. The EV Sponsorship Group also sponsored a large number of other investment companies. The term "Auction Rate Securities" ("ARS") generally refers to either municipal or corporate debt securities with a long-term maturity or preferred stocks that return a yield at rates set at periodic auctions. With a minimum investment of $25,000, these securities were typically held by high net worth individuals and entities. The ARPS issued by the Fund are a type of ARS.

16. By sponsoring closed-end funds that issued ARS, the EV Sponsorship Group raised billions of dollars in capital and realized hundreds of millions of dollars in revenue through various management fees and other items of compensation. To distribute the funds, the EV Sponsorship Group relied heavily on the investment banks and brokers who sold the funds to investors and who also sold ARS to investors.

17. In addition to serving as Trustees of the Fund, the individually-named Defendants (the "Individual Defendants") served in similar capacities on behalf of a large number of the other closed-end funds (the "Sister EV Funds") and other funds sponsored by the EV Sponsorship Group. The following table summarizes the number of Eaton Vance sponsored funds on which each Individual Defendant serves (or served) as trustee or director, and the approximate aggregate annual compensation received by each Individual Defendant from those funds, based on the information filed with the SEC:

Defendant	Number of Eaton Vance Funds	Aggregate Annual Compensation From Management of the Funds
Benjamin C. Esty	178	$ 212,500
Allen R. Freedman	178	$ 204,167
Lynn A. Stout	178	$ 224,167
William H. Park	178	$ 209,167
Heidi L. Steiger	178	$ 204,167
Ronald A. Pearlman	178	$ 212,500
Ralph F. Verni	178	$ 319,167
Norton H. Reamer	176	$ 195,000
Thomas E. Faust, Jr.	178	*

* Defendant Thomas E. Faust, Jr. is an employee of the EV Sponsorship Group and is not separately compensated for his board service.

18. The Fund's common shareholders are a unique constituency of equity holders, and the Fund owns a unique portfolio of investments, with its own free-standing economic model. Neither the Fund nor its common shareholders had a direct or indirect economic interest in any of the other members of the EV Sponsorship Group, nor did they materially benefit from the ability of the EV Sponsorship Group to continue to sponsor new funds.

19. The EV Sponsorship Group, on the other hand, had a critical stake in its ability to continue to sponsor new funds, as this was a lifeblood of its business. The Individual Defendants shared that stake because each new fund sponsored by Eaton Vance provided the opportunity for another remunerative board seat.

20. On information and belief, the Individual Defendants and the EV Sponsorship Group adopted a management style that reflected their shared economic interests and blurred the distinctions among the many separate funds, including the Fund. While this approach enabled the Defendants to collect fees from a large number of funds (as to each of which they owed distinct fiduciary obligations) with little or no incremental burden on their time for each fund, it also underemphasized their legal duty to protect the individual interests of each distinct fund (including the Fund) and those funds' common stockholders. The EV Sponsorship Group's management approach also created an incentive for the Fund's directors to advance their own and the EV Sponsorship Group's interests even if those interests were in conflict with the interests of the Fund and its common stockholders.

The Collapse of the Auction Rate Securities Market

21. In addition to the closed-end funds sponsored by the EV Sponsorship Group, many other entities issued ARS. By early 2008, over $50 billion in ARS issued by closed-end funds were outstanding. ARS typically had a very long maturity or, as in the case of ARPS issued by the Fund, no maturity date, and typically gave the holders no redemption right. However, the regular auctions, as long as they functioned, gave the holders a way to liquidate their investment. Many broker dealers counseled their clients to rely on the auctions and use the ARS as a vehicle for short term investing.

22. Auctions were typically held every 7, 28, or 35 days, with interest paid at the end of each auction period. It was always possible, however, that an auction would fail, if there were

insufficient buyers to buy the ARS from the sellers. The offering documents typically specified a formula that would set the interest or dividend rate to be paid when auctions fail.

23. Since February 13, 2008, auctions have consistently failed. These failures effectively rendered auction rate securities, including the ARPS issued by the Fund, illiquid. The auctions continued to fail throughout 2008-09, and to date liquidity has not returned to the auction rate securities marketplace.

24. This illiquidity has caused many holders of ARS, including many holders of the ARPS issued by the Fund, to become dissatisfied with their investment. Many ARS holders, along with various government agencies, complained to the investment banks and brokers who had counseled them to invest in ARS. Many ARS holders sought to hold the investment banks and brokers responsible for the illiquidity of the investment. Ultimately, many of these investment banks and brokers were required to purchase ARS from their clients in settlements concluded with government agencies. These settlements imposed significant liabilities on the investment banks and brokers, and the threatened and actual proceedings imposed a risk of significant liabilities on the brokers and investment banks, both of which would have been much higher if the Fund did not redeem the securities from the ARPS holders. The EV Sponsorship Group believed that the investment banks would not desire to acquire the securities.

25. The failure of the auction mechanism had little direct impact on the Fund or its common shareholders. The Fund was not obligated to redeem ARPS, nor did the auction failures materially adversely affect the Fund's rights and obligations with respect to the ARPS. Indeed, the Fund issued the ARPS under a prospectus disclosing as the one of the risks for ARPS holders: "In certain circumstances, holders of [ARPS] may be unable to sell their [ARPS] in an Auction and thus may lack liquidity of investment." Prospectus, Eaton Vance Limited Duration Income Fund, filed with the SEC on July 29, 2003, at inside cover page. Moreover, the terms of the ARPS contemplated that auctions might fail, and they provided a mechanism for setting

dividend rates in that situation. Under the terms of the ARPS, the interest rate would be determined by a formula, and, in all other respects, the ARPS would continue to be governed by the same terms as those that applied from the date of issuance.

The Defendants' Misconduct

26. The favorable characteristics of the ARPS described in Paragraphs 11-12 above continued to benefit the common shareholders of the Fund after the failure of the auctions, and the failure of the auctions did not trigger any redemption obligation on the Fund or otherwise create a valid business reason for the Fund to redeem the ARPS. Nonetheless, the Defendants caused the Fund to redeem approximately two-thirds of all outstanding ARPS (approximately $533.375 million) between May 1, 2008, and May 7, 2008, at their issue price of $25,000 per share, and to replace the ARPS with new financing that was less advantageous for the common shareholders. On information and belief, in accordance with rules promulgated by the Financial Industry Regulatory Authority ("FINRA"), ARPS holders had their holdings redeemed proportionately. The result of the redemption was that the remaining 10,665 shares of ARPS had the right to vote for two of the Fund's nine directors, effectively increasing by approximately three times the voting power of each preferred share compared to the common shares.

27. The Eaton Vance Defendants announced efforts in the spring of 2008 to bring liquidity to the ARPS holders in spite of their recognition of the benefits of the ARPS to the holders of the common stock. In May 2008, Eaton Vance announced plans to seek special permission from the SEC to permit it to develop new forms of financing for closed-end funds. The Eaton Vance Defendants held a conference call on May 28, 2008 to describe its efforts. By March 15, 2010, the Eaton Vance Defendants were able to announce that Eaton Vance was the first fund family to redeem all ARS issued by equity closed-end funds along with its continuing efforts to restore liquidity to other ARS holders.

28. On information and belief, the Defendants caused the redemption of the ARPS not to further the interests of the Fund or of the holders of its common stock; they did so to provide liquidity to the holders of the ARPS and likely as an attempt to placate their investment banks and brokers (who would thereby be protected from further liability for the illiquidity of the ARPS and from the risk that they would be required to buy the redeemed ARPS from the holders), so as to further the business objectives of the EV Sponsorship Group by responding to the pressures they experienced as a result of the failure of the auction rate securities auctions. Specifically, the same investment banks and brokers who marketed the ARS and ARPS were a key part of the business model of the EV Sponsorship Group: the EV Sponsorship Group earns fees by sponsoring new funds and the investment banks and brokers market the common shares of those funds. Consequently, the EV Sponsorship Group relies heavily on good relationships with the investment banks and brokers to enable them to market new funds and earn fees for the management of those funds. Indeed, the EVM annual report to its shareholders for 2009 lists as a risk factor (well ahead of failure to earn satisfactory returns for investors in its funds):

> Our ability to market investment products is highly dependent on access to the various distribution systems of national and regional securities dealer firms.... The inability to have such access could have a material adverse effect on our business.

Widespread dissatisfaction on the part of brokers and investment banks threatened the viability of this on-going business. Simply put, the bailout of the holders of the ARPS and the responsible brokers and investment banks conflicted with the interests of the Fund and the holders of its common stock.

29. The redemptions by the Fund of the ARPS damaged the holders of the Fund's common stock by denying them the financial benefits associated with the ARPS, diluting the economic value and voting power of the common shareholders. The redemptions benefited the

holders of the ARPS, thereby favoring one class of shareholders over another, in violation of the duties of the Individual Defendants toward the disadvantaged shareholders.

30. The Defendants caused the Fund to redeem the ARPS at a price that exceeded their market value. Specifically, the Fund represented several weeks later to the SEC that the ARPS was trading on the secondary market at a significant discount to its issue price of $25,000, *see* Eaton Vance Application, at 4 n.1, but the Individual Defendants nevertheless caused the Fund to pay the full issue price for the shares that it redeemed. The redemption was consequently dilutive to the common shareholders.

31. To raise cash for the partial redemptions of ARPS the Individual Defendants caused the Fund, through its officers employed by the Eaton Vance Defendants, to arrange new debt financing (the "Replacement Borrowing"), announced by the Eaton Vance Defendants on April 11, 2008. In anticipation of raising additional cash to fund further redemptions, the Individual Defendants caused the Fund to seek special relief from the requirements of the ICA applicable to debt, *see* Eaton Vance Application, and pursued the application through three separate amendments dated July 2, 2008, July 29, 2008, and September 2, 2008. The Replacement Borrowing is disadvantageous compared with the ARPS, for a number of reasons, including: the effective costs of the Replacement Borrowing are higher; the term is finite; and the constraints are greater. The contemplated additional borrowings and redemptions to complete the bailout of the ARPS holders pose significant threats to the interests of the common shareholders.

(a) The effective costs of the Replacement Borrowing are higher. On information and belief, the effective cost of the Replacement Borrowing with all its terms, conditions, and fees will generally be higher than the Defined Rate on the ARPS. For instance, over the six months leading up to October 31, 2009, the Fund paid over six times as much for the Replacement Borrowing in interest and fees than it would have paid for the ARPS over the same period under the Defined Rate. During this six month period alone the Fund paid interest and fees on the Replacement Borrowing that totaled approximately $10,253,615 on an average outstanding balance of $643,672,826, which equates to a fully loaded annualized rate of approximately 3.19%. For the same period, the Fund disclosed that it paid only 0.50% for the ARPS (the weighted average annualized dividend rate for the ARPS was 0.346%, and annual fees were 0.15%). The Individual Defendants were well aware of the likelihood that the Replacement Borrowing would be more costly for the Fund. The costs were pushed out in time, with teaser rates for the initial months of the Replacement Borrowing and fees not publicly disclosed at the time of the borrowing, which made the Replacement Borrowing appear less expensive than it really was.

Moreover, the Individual Defendants were concerned enough to require the EV Sponsorship Group to assume some risk that certain of the costs of the Replacement Borrowing would exceed the costs of the redeemed ARPS, but they only obtained protection for a limited period of time and for a limited amount. The EV Sponsorship Group, on information and belief, felt enough responsibility for the actions of the Individual Defendants that it was willing to assume such risk. The waiver expired on October 31, 2009, leaving common shareholders with no protection whatsoever from the higher costs. Even during the period that the waiver was in effect, it provided protection only with respect to a small fraction of the incremental costs of the Replacement Borrowing. And, the Fund's most recent filings show that the harm to common shareholders continues unabated: for the year ended April 30, 2010, the Fund paid $18,021,775 in interest and fees for an average outstanding balance of $580,720,548, for a fully loaded annual rate of 3.1%. During the same period, the average dividend rate on the ARPS was 0.3%, and the costs were 0.15%, for a fully loaded annual cost of 0.45%.

(b) The term of the Replacement Borrowing is finite. While the ARPS have a perpetual term, the term of the Replacement Borrowing was no more than 5 years, and, at any point, could be reduced to 364 days. The short-term maturity puts the Fund at enormous refinancing risk, as it was completely dependent on interest rate conditions and its ability to qualify for and obtain financing. A comparable provision in a home mortgage would require the homeowner to pay the full, unamortized principal amount outstanding at any time on 364 days' notice. The ARPS, on the other hand, had a perpetual term, so the Fund had no refinancing risk prior to the replacement of ARPS with the Replacement Borrowing.

(c) The constraints of the Replacement Borrowing are significantly greater. With respect to ARPS, the Fund was not required to provide its assets as collateral. In contrast, for the Replacement Borrowing, the Fund was required to provide its assets as collateral.

Moreover, the ICA imposes coverage ratios for various forms of leverage. That is, for every dollar in leverage, the Fund is required to have x dollars of assets to meet the coverage ratio. Briefly, if the Fund fails to meet the required coverage ratio, under the ICA, it will be unable to pay dividends to the common shareholders, which, the Fund acknowledges, is the expectation of common shareholders and critical to maintenance of the Fund's tax status. *Eaton Vance Third Amended Application* at n.13.

The coverage ratios imposed by the ICA vary for different kinds of leverage. Because the ARPS constituted the Fund's equity (not debt), under the ICA the Fund was obligated to maintain a coverage ratio, *i.e.*, total assets to total ARPS, of 2:1. Because the Replacement Borrowing was debt (not equity), under the ICA, the coverage ratio for each dollar borrowed, *i.e.*, total assets to total Replacement Borrowing, was 3:1.[1]

---

[1] In the third amendment to the Eaton Vance Application, the Fund suggested that the statutory coverage ratio might not apply to its debt. It, however, gave the statutory coverage ratio as its reason for not redeeming more of the ARPS. Third Amended Application at 9-10. In any event, the Fund represented to the SEC that, as a contractual matter, the existing debt carried the statutory coverage ratio. Third Amended Application at 10. *See In Re Eaton Vance Floating-Rate Income Trust et al., Third Amended and Restated Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 For an Exemption From the Provisions of Section 18(a)(1)(A)* at 9, 12 & n. 11 (September 2, 2008).

In April 2008, the Fund had outstanding $800 million in ARPS, which meant that, under the ICA, it was required to maintain $1.6 billion in assets to meet the coverage requirement. Starting in April 2008, the Fund borrowed money, on information and belief, for other operational purposes as well as for the redemption of ARPS, with the result that the total leverage increased. The combination of the increase in leverage and the increase in coverage ratio on the majority of the leverage results in a higher total coverage requirement.

The increase in the coverage ratio increases the risk of forced deleveraging in a down market. If the Fund fails to meet the coverage requirement, to be able to pay dividends again, the Fund would have to sell assets to pay down the debt. Therefore, the increased coverage requirement increases the risk that a change in the valuation of the Fund's assets will force the fire-sale liquidation of investments to pay down the Replacement Borrowing. As the Fund explained, "a forced deleveraging would likely be detrimental to the common shareholders in terms of portfolio disruption, transaction costs, possible tax recognition events and reduced investment return over a potentially extended period of time." *Eaton Vance Amended Application*, at 11-12. Nonetheless, the Defendants exposed the Fund to this unnecessary risk of a forced deleveraging. On October 31, 2007, the Fund was required to have $1.6 billion total assets to meet its coverage requirement on the $800,000,000 ARPS—with total assets on that date of $3,150,377,164, the Fund had a comfortable cushion of approximately 97% more than required. During the period from October 31, 2007 to October 31, 2008, when gross assets decreased by some 26%, the Defendants caused the coverage requirement to increase by at least approximately 30%, and the cushion fell to no more than 12.5%. This change increased the risk to the common shareholders of a forced deleveraging. This risk is not simply theoretical or minor. In fact, for the Individual Defendants as and the EV Sponsorship Group, it should have been a very practical and large concern, because certain Sister EV Funds did experience declines in asset values that put them in violation of their required coverage ratios and they were forced between April and November 2008 to sell hundreds of millions of dollars worth of assets at a time when they viewed their assets as sound but undervalued in the market.

32. The holders of the ARPS benefitted significantly from the partial redemptions, as they had their shares largely redeemed despite the clear terms of their investments, so their investments were no longer illiquid. However, partial redemptions and the Replacement Borrowing caused significant damages to the common shareholders of the Fund for, inter alia, the reasons described in Paragraphs 24 -- 29 above, including the diversion of cash flow from the investment portfolio that would have flowed to the common shareholders to pay debt service instead. Moreover, the common shareholders, unlike the preferred ARPS shareholders, have never been given the opportunity to redeem their shares, which trade at a discount to their net asset value. As a result of the Defendants' conduct, the ARPS shareholders have benefited by having their shares partially redeemed at the original issuance price, at the expense of the common shareholders to the Fund.

33. The Individual Defendants caused the Fund to take the actions that harmed the common shareholders, acting on the advice and analysis provided by the Eaton Vance Defendants. The Fund reported to shareholders that the Board's rationale for approving the advisory contract with the Eaton Vance Defendants included the Eaton Vance Defendants' actions with respect to the ARPS. Eaton Vance Investment Managers reported on its role in the actions that harmed holders of the Fund's common stock:

> A special challenge for us and others active in the closed-end fund business was dealing with the fallout from the collapse in the auction rate securities market in February. When auction markets suddenly stopped functioning, the normal means for providing liquidity to holders of closed-end fund auction preferred shares (APS) was interrupted. Since February, Eaton Vance has worked with other market participants to restore liquidity to APS holders and to provide alternative sources of leverage to our closed-end funds. When the crisis broke, our funds had approximately $5.0 billion of outstanding APS. As of fiscal year end, we had redeemed approximately $3.8 billion of APS, or 76 percent of the original total. We were the first closed-end fund family to

> redeem all of its equity fund APS, the first to redeem taxable income fund APS and the first to redeem municipal income fund APS. Although the task is not completed, we have made significant progress and continue to work to find solutions that will enable us to redeem the balance of our funds' outstanding APS.

Eaton Vance Investment Managers Annual Report 2008 at 4.

34. The harms suffered by the common shareholders as the result of Individual Defendants' breaches of their duties owed to the common shareholders include:

(a) The dividends paid by the Fund to the common shareholders have been reduced because the funds that would otherwise have been available to pay such dividends have been diverted to pay the increased costs associated with the Replacement Borrowing and/or the redemption of ARPS;

(b) The potential future cash flows to the holders of common stock, whether in the form of dividends or other distributions, will be reduced as a result of Individual Defendants' breaches

i. Funds that would otherwise be available for distribution to common shareholders will be diverted to pay the increased costs associated with the Replacement Borrowing;

ii. The potential future cash flows to be realized by holders of common stock, whether from dividends or other distributions has been exposed to significantly greater risk as the result of the replacement of ARPS with the Replacement Borrowing and the resulting heightened risk of forced deleveraging at fire sale prices;

(c) The loss of the leverage provided by the ARPS has materially altered the business model of the Fund, and significantly reduced the potential cash flow available for distribution to the common shareholders and has thereby defeated a significant feature of the investment rationale for the common shareholders, namely that such leverage would be available to provide enhanced cash flows for distribution to the common shareholders;

(d) The value of the Fund's common shares is lower than it would have been if the ARPS had not been redeemed.

CLASS ACTION ALLEGATIONS

35. Plaintiff brings this direct class action pursuant to Rule 23, on behalf of himself and all other individuals who were the beneficial owners of common shares of the Eaton Vance Limited Duration Income Fund (the "Fund") at any time from March 10, 2008 through the present (the "Class Period").

36. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, upon information and belief, there are well over five hundred (500) unrelated and geographically dispersed members of the proposed class.

37. There are questions of law or fact common to the class that exists as to all members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Individual Defendants unfairly favored the interests of one class of shareholders over another;

(b) whether the Individual Defendants caused the replacement of leveraging beneficial to the common shareholders in violation of their fiduciary duties to the common shareholders;

(c) whether the Individual Defendants breached their fiduciary duties;

(d) whether the Eaton Vance Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty;

(e) whether the Eaton Vance Defendants were unjustly enriched; and

(f) whether the members of the Class have suffered losses, and/or continue to suffer losses, and if so, the proper nature and measure of a remedy.

38. Plaintiff's claims are typical of the claims of the remaining members of the Class, as the conduct of Defendants giving rise to the claims is identical as to all members of the Class, and the damages suffered by each member of the Class arise out of the same set of operative facts.

39. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in complex, class action litigation. Plaintiff has no interests that are adverse to or which irreconcilably conflict with the other members of the Class.

40. The questions of law or fact common to the members of the Class predominate over any questions affecting solely individual members of the Class, and a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

COUNT I

Breach of Fiduciary Duty (Individual Defendants)

41. Plaintiff incorporates herein the allegations set forth above.

42. At all times alleged herein, the Individual Defendants, as trustees to the Fund, owed Plaintiff and the Class fiduciary duties, which duties include:

- the duty not to unfairly favor the interest of one class of shareholders over another,
- the duty not to cause one class of shareholders to receive a benefit greater than that to which they are entitled at the expense of another class of shareholders, and
- the duty not to engage in conduct that frustrates the ability of the common shareholders to realize the benefits of an investment in the Fund, as described in the Fund's statements to the SEC and the public.

43. In contravention of these duties, the Individual Defendants unfairly favored the preferred ARPS shareholders over the common shareholders by enabling the former to redeem their shares at $25,000 per share at the expense of the common shareholders, while not providing a similar opportunity to the common shareholders to redeem their shares.

44. Also in contravention of these duties, the Individual Defendants caused one group of shareholders to receive a benefit to which they were not entitled at the expense of another group of shareholders: specifically, the ARPS shareholders were not harmed but benefited while Plaintiff and the Class as disadvantaged common shareholders suffered distinct injuries.

45. Also in contravention of these duties, the Individual Defendants chose to cause the Fund to partially redeem the ARPS and replace it with unfavorable debt financing, thus eliminating one of the major benefits of the investment of the common shareholders.

46. As a direct and proximate result of these breaches of fiduciary duties by the Defendants, Plaintiff and the Class have suffered damages in multiple millions of dollars.

47. Plaintiff and the Class are entitled to: (i) declaratory relief and preliminary and permanent injunctive relief requiring the Individual Defendants to properly carry out their fiduciary duties as alleged herein; and (ii) monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial based on Plaintiff's losses alleged herein.

COUNT II

Aiding and Abetting a Breach of Fiduciary Duty (The Eaton Vance Defendants)

48. Plaintiff incorporates herein the allegations set forth above.

49. At all times alleged herein, the Eaton Vance Defendants, through their role as either investment adviser or through their contractual relationships and extensive communications with the Individual Defendants, knew or reasonably should have known that the

Individual Defendants were fiduciaries to the Plaintiff and the Class, and that the Individual Defendants had fiduciary duties to act in the best interests of the Plaintiff and the Class.

50. The Eaton Vance Defendants nonetheless willfully and knowingly encouraged and participated in the Individual Defendants' breaches of fiduciary duty, as set forth above.

51. In particular, the Eaton Vance Defendants aided and abetted the Individual Defendants' fiduciary breaches by encouraging the Individual Defendants to engage in the conduct complained of herein.

52. As a direct and proximate result of the Eaton Vance Defendants' aiding and abetting the Individual Defendants' breaches of fiduciary duty, Plaintiff and the Class suffered damages of multiple millions of dollars.

53. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Eaton Vance Defendants to cease aiding and abetting the Individual Defendants breaches of fiduciary duty, to cease serving as adviser to the Fund, and to cease serving as administrative agent of the Fund, and awarding monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial.

COUNT III

Unjust Enrichment (The Eaton Vance Defendants)

54. Plaintiff incorporates herein the allegations set forth above.

55. Plaintiff and the Class assert a claim for unjust enrichment against the Eaton Vance Defendants under the common law of Massachusetts.

56. By means of the wrongful conduct alleged herein, the Eaton Vance Defendants have been unjustly enriched to the unjust detriment of the Plaintiff and the Class.

57. The Eaton Vance Defendants' unjust enrichment is traceable to, and resulted directly and proximately from, the conduct alleged herein. Specifically, the enrichment of the

Eaton Vance Defendants has come in the form of fees and other revenues received by them from the Fund and from other EV Sister Funds as the result of the inequitable conduct complained of herein, including their encouragement of the Individual Defendants' breaches of fiduciary duty owed to Plaintiff and the Class. For example, the Eaton Vance Defendants have received substantial fees from the Fund in connection with the Replacement Borrowing, and have realized significant revenues from the continued operation of their business model described above, which was facilitated by the Individual Defendants' breaches of fiduciary duty described herein.

58. The unjust detriment suffered by Plaintiff and the Class takes the form of the damages described herein, including, without limitation, the injury to their investment in the Fund resulting from Defendants' conduct complained of herein, and the elimination of the benefits to Plaintiff and the Class of an investment in the common shares of the Fund.

59. Under the common law doctrine of unjust enrichment, it is inequitable for the Eaton Vance Defendants to be permitted to retain the benefits they received, and are still receiving, unfairly and without justification.

60. The financial benefits derived by the Eaton Vance Defendants rightfully belong to Plaintiff and the Class members. The Eaton Vance Defendants should be compelled to disgorge to a common fund and for the benefit of Plaintiff and the Class members all monetary benefits received by the Eaton Vance Defendants from Plaintiff and the Class as alleged herein (hereinafter "Ill-gotten Gains").

61. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Eaton Vance Defendants to disgorge its Ill-gotten Gains as alleged herein.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for a judgment:

A. Declaring that the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the Class;

B. Declaring that the Eaton Vance Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty, as set forth above;

C. Declaring that the Eaton Vance Defendants have been unjustly enriched by its actions alleged herein;

D. Enjoining the Eaton Vance Defendants from serving as advisor or otherwise earning fees for services to the Fund;

E. Enjoining the Individual Defendants from breaching their fiduciary duties owed to Plaintiff and the Class in the future;

F. Enjoining the Individual Defendants and the Fund from redeeming any more ARPS from the Fund without offering proportional redemption to the Fund's common shareholders;

G. Awarding monetary relief against the Defendants, jointly and severally, in the full amount of all losses suffered by Plaintiff and the Class as a result of the breaches of fiduciary duties by the Individual Defendants and the Eaton Vance Defendants' aiding and abetting of the Individual Defendants' breaches of fiduciary duty, together with pre-judgment and post-judgment compounded interest at the maximum possible rates, whether at law or in equity and punitive damages;

H. Awarding attorneys' fees and expenses pursuant to the common fund doctrine and other applicable law; and

I. Granting all such other and further relief, general or special, legal or equitable, including punitive damages, to which Plaintiff and the Class.

JURY TRIAL DEMAND

Plaintiff demands a trial on all issues so triable.

Dated: August 31, 2010

Plaintiff Richard Manuszak,
By his attorneys,

Theodore M. Hess-Mahan, BBO #557109
thess-mahan@hutchingsbarsamian.com
Hutchings, Barsamian,
Mandelcorn & Zeytoonian, LLP
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
(781) 431-2231

Joshua S. Devore
Michelle Yau, Bar # 657236.
Cohen Milstein Sellers & Toll PLLC
1100 New York Avenue, NW
Suite 500, West Tower
Washington, DC 20005
t: 202.408.4600
f: 202.408.4699
jdevore@cohenmilstein.com
myau@cohenmilstein.com

Lynn L. Sarko
Keller Rohrback, LLP
1201 Third Avenue, Suite 3200
Seattle, Washington 98101-3052
Telephone: (206) 623-1900
Fax: (206) 623-3384
lsarko@kellerrohrback.com

Gary Gotto
James A. Bloom
Keller Rohrback, P.L.C.
3101 North Central Avenue, Suite 1400
Phoenix, Arizona 85012
Telephone: (602) 248-0088
Fax: (602) 248-2822
ggotto@krplc.com
jbloom@krplc.com

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.

SUPERIOR COURT
DEPARTMENT OF THE TRIAL COURT

RICHARD MANUSZAK, individually and on behalf of all others similarly situated,

Plaintiff,

v.

BENJAMIN C. ESTY, Trustee of the Eaton Vance Tax-Advantaged Global Dividend Income Fund, THOMAS E. FAUST, JR., Trustee of the Eaton Vance Tax-Advantaged Global Dividend Income Fund, ALLEN R. FREEDMAN, Trustee of the Eaton Vance Tax-Advantaged Global Dividend Income Fund, WILLIAM H. PARK, Trustee of the Eaton Vance Tax-Advantaged Global Dividend Income Fund, RONALD A. PEARLMAN, Trustee of the Eaton Vance Tax-Advantaged Global Dividend Income Fund, HEIDI L. STEIGER, Trustee of the Eaton Vance Tax-Advantaged Global Dividend Income Fund, LYNN A. STOUT, Trustee of the Eaton Vance Tax-Advantaged Global Dividend Income Fund, RALPH F. VERNI, Trustee of the Eaton Vance Tax-Advantaged Global Dividend Income Fund, NORTON H. REAMER, former Trustee of the Eaton Vance Tax-Advantaged Global Dividend Income Fund, EATON VANCE MANAGEMENT, an investment advisor and Massachusetts business trust, EATON VANCE CORPORATION, a Maryland corporation and publicly-held holding company, EATON VANCE TAX ADVANTAGED GLOBAL DIVIDEND INCOME FUND, a Massachusetts business trust, and JOHN AND JANE DOES 1-100

Defendants.

10 3457

Civil Action No.

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

Plaintiff, Richard Manuszak ("Plaintiff"), by and through his attorneys, alleges on personal knowledge as to all facts related to himself and on information and belief as to all other matters, as follows:

INTRODUCTION

1. Plaintiff Richard Manuszak brings this class action lawsuit on behalf of himself and all other individuals who were the beneficial owners of common shares of the Eaton Vance Tax-Advantaged Global Dividend Income Fund (the "Fund") at any time from March 10, 2008 through the present (the "Class Period"). The Fund is a closed-end investment company organized as a Massachusetts business trust on November 14, 2003. The Fund raised money from the sale of its common shares, and the Fund invested that money in securities to earn a return for the common shareholders.

2. In addition to issuing the common stock held by Plaintiff and the members of the putative class, the Fund issued auction rate preferred stock ("ARPS"). The ARPS bore a preferred dividend right, with the dividend rate reset periodically through an auction mechanism. In effect, the ARPS provided the Fund's common shareholders with long-term financing at short-term interest rates. The auction mechanism provided liquidity to the holders of ARPS, as they were able to sell their ARPS at auction, although there was expressly no obligation to provide liquidity. Prospectus of Eaton Vance Tax-Advantaged Global Dividend Income Fund filed with the Securities and Exchange Commission on April 8, 2004, at cover page. The ARPS also provided flexibility to the Fund as ARPS were subject to lower coverage ratios than debt, and had other favorable terms. As equity securities, the ARPS had no maturity and did not ever have to be repaid.

3. During 2008, the Individual Defendants caused the Fund to redeem the ARPS and replace it with less favorable debt financing. The Individual Defendants took these actions to

further their own interests and those of the Fund's investment advisor and its affiliates, not the interests of the common shareholders, and thus they thereby breached the fiduciary duties owed to the Fund's common shareholders. By this action, Plaintiff seeks to recover the damages this conduct caused him and the Class.

4. Plaintiff does not assert by this action any claim arising from a misstatement or omission in connection with the purchase or sale of a security, nor does Plaintiff allege that Defendants engaged in fraud in connection with the purchase or sale of a security

PARTIES

5. **Plaintiff** Richard Manuszak is a resident of the State of New York. Plaintiff invested in the Eaton Vance Tax-Advantaged Global Dividend Income Fund on January 28, 2005.

6. **Individual Defendant Trustees of the Eaton Vance Tax-Advantaged Global Dividend Income Fund ("Individual Defendants").** The principal office of the Fund is located at Two International Place, Boston, Massachusetts in Suffolk County. The Fund is managed by its Board of Trustees. The Trustees are responsible for the overall management and supervision of the affairs of the Fund. The members of the Board of Trustees during the Class Period include:

(a) **Defendant Benjamin C. Esty**, Trustee of the Eaton Vance Tax-Advantaged Global Dividend Income Fund;

(b) **Defendant Norton H. Reamer,** former Trustee of the Eaton Vance Tax-Advantaged Global Dividend Income Fund;

(c) **Defendant Allen R. Freedman,** Trustee of the Eaton Vance Tax-Advantaged Global Dividend Income Fund;

(d) **Defendant William H. Park,** Trustee of the Eaton Vance Tax-Advantaged Global Dividend Income Fund;

(e) **Defendant Ronald A. Pearlman,** Trustee of the Eaton Vance Tax-Advantaged Global Dividend Income Fund;

(f) **Defendant Heidi L. Steiger,** Trustee of the Eaton Vance Tax-Advantaged Global Dividend Income Fund;

(g) **Defendant Lynn A. Stout,** Trustee of the Eaton Vance Tax-Advantaged Global Dividend Income Fund;

(h) **Defendant Ralph F. Verni,** Trustee of the Eaton Vance Tax-Advantaged Global Dividend Income Fund;

(i) **Defendant Thomas E. Faust, Jr.,** Trustee of the Eaton Vance Tax-Advantaged Global Dividend Income Fund; and

(j) **John and Jane Doe Defendants 1–100**, individuals who aided and abetted the named Defendants in undertaking the violations alleged herein, the identities of whom are unknown to Plaintiff at this time.

7. **Other Defendants ("Eaton Vance Defendants").**

(a) **Defendant Eaton Vance Management**, an investment advisor and Massachusetts business trust, with its principal office located at Two International Place, Boston, Massachusetts in Suffolk County;

(b) **Defendant Eaton Vance Corp**, a Maryland corporation and publicly-held holding company, with its principal office located at Two International Place, Boston, Massachusetts in Suffolk County;

(c) **Defendant Eaton Vance Tax-Advantaged Global Dividend Income Fund**, a Massachusetts business trust with its principal office located at Two International Place, Boston, Massachusetts in Suffolk County.

JURISDICTION AND VENUE

8. This Court has jurisdiction over the parties pursuant to Mass. Gen. L. ch. 223A, §§ 2 and 3.

9. Venue properly lies in this Court pursuant to Mass. Gen. L. ch. 223, §1.

FACTS

The Eaton Vance Limited Tax-Advantaged Global Dividend Income Fund

10. The Fund is an investment company subject to the Investment Company Act of 1940, as amended (the "ICA").

11. Pursuant to its reports filed with the Securities and Exchange Commission, the Fund's primary investment objective is to provide a high level of after-tax total return.

12. The Fund issued seven series of ARPS, designated by letters A through G: each is intended to be auctioned periodically, and the terms governing each contemplate that auctions may fail, in which case the interest or dividend rate will be set by formula.

13. The ARPS issued by the Fund represented quite favorable financing for the Fund's common shareholders for several reasons described in more detail below, including: the interest rate and other costs were very favorable; the financing was perpetual; the constraints on the Fund associated with the ARPS were minimal; and the ARPS represented committed financing at a time when financing for almost any business was unusually difficult and costly to obtain.

(a) The interest rate and other costs were very favorable. While auctions cleared, the rates were set weekly by the open market (subject to a maximum rate determined by a formula, which rate is referred to herein as the "Defined Rate"), at rates that tended to be only slightly above money-market yields. *See, e.g.*, *In re Eaton Vance Floating-Rate Income Trust, et al.*, Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 For an Exemption From the Provisions of Section 18(a)(1)(A), June 10, 2008, at 5 n.2 ("Eaton Vance Application"). In the event of failed auctions, the interest was set at the Defined Rate. With respect to the ARPS, after the auction failures in 2008 described below, the formula for the Defined Rate produced a result that was actually lower than market rates that had prevailed over periods before the auction failures.

(b) The financing was perpetual. The term of the ARPS financing was perpetual. ARPS need not ever be repaid. For a homeowner, a comparable arrangement would mean that the principal component of his or her mortgage payment would simply never come due. This was particularly significant in the challenging financial markets of 2008, the time the auctions failed. The Fund itself explained that: "By the summer of 2008, the magnitude of the damage became increasingly apparent. Many banks in the U.S. and Europe were faced with enormous write-offs from bad real estate loans, losses that severely impaired their overall lending capacity." ETG Form N-CSR, filed with the SEC December 29, 2008. To have perpetually good financing in such a climate was of extraordinary value to the common shareholders.

(c) The constraints on the Fund from the ARPS were minimal. The Fund did not have to offer any collateral, and it only had to have \$2 in gross assets for every \$1 in ARPS outstanding.

14. As described in materials filed with the Securities and Exchange Commission ("SEC") or otherwise published to the investing public, a key piece of the return to the Fund's common shareholders was financial leverage, *see, e.g.*, Prospectus, Eaton Vance Tax-Advantaged Global Dividend Income Fund, filed with the SEC on January 27, 2004, at inside

cover page. Financial leverage is the difference between the low rates paid by the Fund on its ARPS and the returns it would realize on its portfolio investments. The effect of this leverage was reflected in the Fund's regular cash distributions to common shareholders and described in the Fund's regular reports to its shareholders. The Fund's public statements indicated that the holders of its common stock could realize, as one of the significant benefits of this investment, leverage that would continue indefinitely, because, as described above, the term of the ARPS was perpetual.

The Eaton Vance Business Model

15. Defendant Eaton Vance Management ("EVM"), an affiliate of Defendant Eaton Vance Corporation ("EVC"), has been the Fund's investment advisor at all relevant times. EVM, EVC, and their affiliates involved in the sponsorship of closed-end investment companies similar to the Fund are referred to herein as the "EV Sponsorship Group." The EV Sponsorship Group sponsored a large number of closed-end investment companies ("closed-end funds") similar to the Fund, many of which also issued auction rate securities that were similar to the ARPS issued by the Fund. The EV Sponsorship Group also sponsored a large number of other investment companies. The term "Auction Rate Securities" ("ARS") generally refers to either municipal or corporate debt securities with a long-term maturity or preferred stocks that return a yield at rates set at periodic auctions. With a minimum investment of $25,000, these securities were typically held by high net worth individuals and entities. The ARPS issued by the Fund are a type of ARS.

16. By sponsoring closed-end funds that issued ARS, the EV Sponsorship Group raised billions of dollars in capital and realized hundreds of millions of dollars in revenue through various management fees and other items of compensation. To distribute the funds, the EV Sponsorship Group relied heavily on the investment banks and brokers who sold the funds to investors and who also sold ARS to investors.

17. In addition to serving as Trustees of the Fund, the individually-named Defendants (the "Individual Defendants") served in similar capacities on behalf of a large number of the other closed-end funds (the "Sister EV Funds") and other funds sponsored by the EV Sponsorship Group. The following table summarizes the number of Eaton Vance sponsored funds on which each Individual Defendant serves (or served) as trustee or director, and the approximate aggregate annual compensation received by each Individual Defendant from those funds, based on the information filed with the SEC:

Defendant	Number of Eaton Vance Funds	Aggregate Annual Compensation
Benjamin C. Esty	175	$212,500
Allen R. Freedman	175	$204,167
Lynn A. Stout	175	$224,167
William H. Park	175	$209,167
Heidi L. Steiger	175	$204,167
Ronald A. Pearlman	175	$212,500
Ralph F. Verni	175	$319,167
Norton H. Reamer	172	$195,000
Thomas E. Faust, Jr.	175	*

*Defendant Thomas E. Faust, Jr. is an employee of the EV Sponsorship Group and is not separately compensated for his board service.

18. The Fund's common shareholders are a unique constituency of equity holders, and the Fund owns a unique portfolio of investments, with its own free-standing economic model. Neither the Fund nor its common shareholders had a direct or indirect economic interest

in any of the other members of the EV Sponsorship Group, nor did they materially benefit from the ability of the EV Sponsorship Group to continue to sponsor new funds.

19. The EV Sponsorship Group, on the other hand, had a critical stake in its ability to continue to sponsor new funds, as this was a lifeblood of its business. The Individual Defendants shared that stake because each new fund sponsored by Eaton Vance provided the opportunity for another remunerative board seat.

20. On information and belief, the Individual Defendants and the EV Sponsorship Group adopted a management style that reflected their shared economic interests and blurred the distinctions among the many separate funds, including the Fund. While this approach enabled the Defendants to collect fees from a large number of funds (as to each of which they owed distinct fiduciary obligations) with little or no incremental burden on their time for each fund, it also underemphasized their legal duty to protect the individual interests of each distinct fund (including the Fund) and those funds' common stockholders. The EV Sponsorship Group's management approach also created an incentive for the Fund's directors to advance their own and the EV Sponsorship Group's interests even if those interests were in conflict with the interests of the Fund and its common stockholders.

The Collapse of the Auction Rate Securities Market

21. In addition to the closed-end funds sponsored by the EV Sponsorship Group, many other entities issued ARS. By early 2008, over $50 billion in ARS issued by closed-end funds were outstanding. ARS typically had a very long maturity or, as in the case of ARPS issued by the Fund, no maturity date and typically gave the holders no redemption right. However, the regular auctions, as long as they functioned, gave the ARS holders a way to liquidate their investment. Many broker dealers counseled their clients to rely on the auctions and use the ARS as a vehicle for short term investing.

22. Auctions were typically held every 7, 28, or 35 days, with interest paid at the end of each auction period. It was always possible, however, that an auction would fail, if there were insufficient buyers to buy the ARS from the sellers. The offering documents typically specified a formula that would set the interest or dividend rate to be paid when auctions fail.

23. Since February 13, 2008, auctions have consistently failed. These failures effectively rendered auction rate securities, including the ARPS issued by the Fund, illiquid. The auctions continued to fail throughout 2008-09, and to date liquidity has not returned to the auction rate securities marketplace.

24. This illiquidity has caused many holders of ARS, including many holders of the ARPS issued by the Fund, to become dissatisfied with their investment. Many ARS holders, along with various government agencies, complained to the investment banks and brokers who had counseled them to invest in ARS. Many ARS holders sought to hold the investment banks and brokers responsible for the illiquidity of the investment. Ultimately, many of these investment banks and brokers were required to purchase ARS from clients in settlements concluded with government agencies. These settlements imposed significant liabilities on the investment banks and brokers, and the threatened and actual proceedings imposed a risk of significant liabilities on the brokers and investment banks, both of which would have been much higher if the Fund did not redeem the securities from the ARPS holders. The EV Sponsorship Group believed that the investment banks would not desire to acquire the investments.

25. The failure of the auction mechanism had little direct impact on the Fund or its common shareholders. The Fund was not obligated to redeem ARPS, nor did the auction failures materially adversely affect the Fund's rights and obligations with respect to the ARPS. Indeed, the Fund issued the ARPS under a prospectus disclosing as the one of the risks for ARPS holders: "In certain circumstances, holders of [ARPS] may be unable to sell their [ARPS] in an Auction and thus may lack liquidity of investment." Prospectus, Eaton Vance Tax-Advantaged

Global Dividend Income Fund, filed with the SEC on April 8, 2004, at inside cover page. Moreover, the terms of the ARPS contemplated that auctions might fail, and they provided a mechanism for setting dividend rates in that situation. Under the terms of the ARPS, the interest rate would be determined by a formula, and, in all other respects, the ARPS would continue to be governed by the same terms as those that applied from the date of issuance.

The Defendants' Misconduct

26. The favorable characteristics of the ARPS described in Paragraphs 11-12 above continued to benefit the common shareholders of the Fund after the failure of the auctions, and the failure of the auctions did not trigger any redemption obligation on the Fund or otherwise create a valid business reason for the Fund to redeem the ARPS. Nonetheless, the Defendants caused the Fund to redeem all outstanding ARPS (approximately $750 million) between April 1, 2008, and April 14, 2008, at their issue price of $25,000 per share, and to replace the ARPS with new financing that was less advantageous for the common shareholders.

27. The Eaton Vance Defendants announced efforts in the spring of 2008 to bring liquidity to the ARPS holders in spite of their recognition of the benefits of the ARPS to the holders of the common stock. In May 2008, Eaton Vance announced plans to seek special permission from the SEC to permit it to develop new forms of financing for closed-end funds. The Eaton Vance Defendants held a conference call on May 28, 2008 to describe its efforts. By March 15, 2010, the Eaton Vance Defendants were able to announce that Eaton Vance was the first fund family to redeem all ARS issued by equity closed-end funds along with its continuing efforts to restore liquidity to other ARS holders.

28. On information and belief, the Defendants caused the redemption of the ARPS not to further the interests of the Fund or of the holders of its common stock; they did so to

provide liquidity to the holders of the ARPS and likely as an attempt to placate their investment banks and brokers (who would thereby be protected from further liability for the illiquidity of the ARPS and from the risk that they would be required to buy the redeemed ARPS from the holders), so as to further the business objectives of the EV Sponsorship Group by responding to the pressures they experienced as a result of the failure of the auction rate securities auctions. Specifically, the same investment banks and brokers who marketed the ARPS were a key part of the business model of the EV Sponsorship Group: the EV Sponsorship Group earns fees by sponsoring new funds and the investment banks and brokers market the common shares of those funds. Consequently, the EV Sponsorship Group relies heavily on good relationships with the investment banks and brokers to enable them to market new funds and earn fees for the management of those funds. Indeed, the EVM annual report to its shareholders for 2009 lists as a risk factor (well ahead of failure to earn satisfactory returns for investors in its funds):

> Our ability to market investment products is highly dependent on access to the various distribution systems of national and regional securities dealer firms.... The inability to have such access could have a material adverse effect on our business.

Widespread dissatisfaction on the part of brokers and investment banks threatened the viability of this on-going business. Simply put, the bailout of the holders of the ARPS and the responsible brokers and investment banks conflicted with the interests of the Fund and the holders of its common stock.

29. The redemptions by the Fund of the ARPS damaged the holders of the Fund's common stock by denying them the financial benefits associated with the ARPS, diluting the economic value of the common shareholders. The redemptions benefited the holders of the ARPS, thereby favoring one class of shareholders over another, in violation of the duties of the Individual Defendants toward the disadvantaged shareholders.

30. The Defendants caused the Fund to redeem the ARPS at a price that exceeded their market value. Specifically, Sister EV Funds represented to the SEC several weeks later that the ARPS were trading on the secondary market at a significant discount to their issue price of $25,000, *see* Eaton Vance Application, at 4 & n.1, but the Individual Defendants nevertheless caused the Fund to pay the full issue price for the shares that it redeemed. The redemption was consequently dilutive to the common shareholders.

31. To raise cash for the redemptions of ARPS the Individual Defendants caused the Fund, through its officers employed by the Eaton Vance Defendants to arrange new debt financing (the "Replacement Borrowing"), announced by the Eaton Vance Defendants on March 10, 2008. The Replacement Borrowing is disadvantageous compared with the ARPS, for a number of reasons, including: the effective costs of the Replacement Borrowing are higher; the term is finite; and the constraints are significantly greater.

(a) <u>The effective costs of the Replacement Borrowing are higher.</u> On information and belief, the effective cost of the Replacement Borrowing with all its terms, conditions, and fees will generally be higher than the Defined Rate on the ARPS. The Individual Defendants were well aware of the likelihood that the Replacement Borrowing would be more costly for the Fund. The costs were pushed out in time, with teaser rates for the initial months of the Replacement Borrowing not disclosed at the time of the borrowing, which made the Replacement Borrowing appear less expensive than it really was. Moreover, as the Individual Defendants caused the Fund to redeem its ARPS and the other Sister EV Funds to redeem their ARS, they were, on information and belief, concerned about the possibility that Replacement Borrowing would be more costly. Consequently, for some of the Sister EV Funds, the Individual Defendants sought some protection from the EV Sponsorship Group by requiring, for a limited period of time (largely before the teaser rates expired) that the EV Sponsorship Group accept a reduced management fee on financing that proved more expensive than the costs of the Sister EV

Funds' ARS. Not even this limited protection was provided to the common shareholders of the Fund, in spite of the Defendants' apparent knowledge of the risks.

(b) The term of the Replacement Borrowing is finite. While the ARPS have a perpetual term, the Replacement Borrowing has a rolling 180-day term. The short-term maturity puts the Fund at significant refinancing risk, as it was completely dependent on interest rate conditions and its ability to qualify for and obtain financing. A comparable provision in a home mortgage would require the homeowner to pay the full, unamortized principal amount outstanding at any time on 180 days' notice.

(c) The constraints of the Replacement Borrowing are significantly greater. With respect to ARPS, the Fund was not required to provide its assets as collateral, and, because the ARPS constituted the Fund's equity (not debt), under the ICA the Fund was obligated to maintain a coverage ratio, *i.e.*, total assets to total ARPS, of 2:1. In contrast, the Fund was required to provide assets as collateral for the Replacement Borrowing, and because the Replacement Borrowing was debt (not equity), under the ICA, the coverage ratio, *i.e.*, total assets to total Replacement Borrowing, increased to 3:1.[1] The increased coverage ratio resulting from the replacement of ARPS equity with Replacement Borrowing debt had a profound and permanent negative impact on the Fund, for at least three reasons:

i. *By increasing the coverage ratio, the Defendants permanently constricted the Fund's economic potential.* As discussed in Paragraph 17 above, a fundamental feature of the Fund's economic model is the ability to earn more on its underlying investments than it is obligated to pay to the sources of its capital. While the ARPS were outstanding, the Fund

[1] The Sister EV Funds later suggested that the Replacement Borrowing may not be subject to the ICA coverage ratio but, on information and belief, the Fund has nonetheless agreed to the ICA coverage ratio in its loan documents. *See In Re Eaton Vance Floating-Rate Income Trust et al., Third Amended and Restated Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 For an Exemption From the Provisions of Section 18(a)(1)(A)* at 9, 12 & n. 11 (September 2, 2008).

achieved this positive arbitrage with respect to $750 million in ARPS, and the holders of the Fund's common stock realized the benefit thereof. While the ARPS was initially replaced with $750 million in Replacement Borrowing, because of the increased coverage ratio, if its assets fell below $2.25 billion, it would be required to pay down the Replacement Borrowing to maintain compliance with the coverage ratio (in contrast, as to the ARPS, no paydown would be required unless the assets dropped below $1.5 billion). While the Fund had some cushion above $2.25 billion at the time the ARPS was redeemed, because of the volatility of the value of the underlying assets, it was foreseeable that the assets could drop below $2.25 billion in value and the Fund would be required to pay down the Replacement Borrowing. As discussed below, such a drop in asset value did occur, and the Fund has sold substantial assets and paid the Replacement Borrowing down by over 30% of its original amount. As a result, the base on which the Fund's common shareholders can earn a positive yield spread has been permanently and substantially reduced. Thus, even if the Replacement Borrowing had been as favorable as the ARPS in terms of cost and term (which, as discussed in subparagraphs (a) and (b) above, it was not), the Replacement Borrowing would have been substantially disadvantageous to the Fund and its common stockholders. To further compound the detrimental effects of the Replacement Borrowing, even when the Fund had only $339 million outstanding (on October 31, 2009), it had to pay a fee on the unused portion of the $750 million Replacement Borrowing facility.

ii. *The increase in the coverage ratio increased the risk of forced deleveraging.* With a higher coverage ratio, a change in the valuation of the Fund's assets, which was particularly likely in the volatile markets of 2008, would force the fire-sale liquidation of investments to pay down the Replacement Borrowing. As Sister EV Funds explained, "a forced deleveraging would likely be detrimental to the common shareholders in terms of portfolio disruption, transaction costs, possible tax recognition events and reduced investment return over a potentially extended period of time." Eaton Vance Amended Application, at 11-12. Nonetheless, the Defendants exposed the Fund to this unnecessary risk of a forced deleveraging. This risk is not simply theoretical or minor. In fact, for the Individual Defendants and the EV Sponsorship Group, it should have been a very practical and large concern, because certain Sister EV Funds did experience declines in asset values that put them in violation of their required coverage ratios and they were forced between April and November 2008 to sell hundreds of millions of dollars worth of assets at a time when they viewed their assets as sound but undervalued in the market.

The results were less dramatic but negative for the Fund. The following table shows the changes in coverage ratios and how the Fund responded:

Date	*Leverage*	*Total Assets Necessary to Meet Applicable Coverage Ratio*	*Total assets*	*Net sales of investments over six months ending:*
4/1/08	$750,000,000 in ARPS	$1,500,000,000	$2,816,000,000[2]	
4/30/08	$750,000,000 in borrowed funds	$2,250,000,000	$2,846,603,258	$4,300,000
10/31/08	$499,000,000 in borrowed funds	$1,497,000,000	$1,616,627,285	$227,000,000
4/30/09	$339,000,000 in borrowed funds	$1,017,000,000	$1,177,521,785	$209,000,000
10/31/09	$339,000,000 in borrowed funds	$1,017,000,000	$1,457,076,322	$10,000,000

As this table demonstrates, until the redemption of the ARPS, the Fund was conservatively leveraged: under the 2:1 coverage requirement for ARPS, the Fund needed only $1,500,000,000 in assets, and it had approximately $2,816,000,000 – a cushion of 88%. Immediately upon redemption, with the 3:1 coverage requirement, the Fund needed $2,250,000,000, so its cushion dropped instantly to less than 27%. By October 31, 2008, the cushion had shrunk to less than 8%, *after* substantial asset sales and paydown of the debt.

[2] The Fund's annual and semiannual reports do not include total assets as of April 1, 2008, so Plaintiff has estimated this number based on reported net asset values and reported debt and equity amounts.

In the periods preceding the redemption, the Fund maintained a stable level of investment: purchases of securities offset sales of securities, with a variance in each full year of operations of less than 2%. After the ARPS redemption, however, the Fund's sales of securities exceeded purchases by over $430 million. On information and belief, many of these sales were at "fire sale" values and were required for the Fund to maintain compliance with the increased coverage ratio associated with the Replacement Borrowing. Thus, not only did the Replacement Borrowing reduce the amount on which the Fund could achieve positive yield spreads for the benefit of its common stockholders, it also caused the Fund to sell assets during unfavorable market conditions at unfavorable prices, also to the detriment of its common stockholders.

iii. Cash generated by the Fund's business was diverted from the common shareholders to the pay down the new debt. Before the Fund incurred the new debt, if the Fund sold investments, the proceeds were available to re-invest for the benefit of the common shareholders or for distribution to the common shareholders. Instead, the amounts described in subparagraph (ii) above were diverted from the common shareholders to pay down debt.

32. The holders of the ARPS benefitted significantly from the redemptions, as they had their shares largely redeemed despite the clear terms of their investments, so their investments were no longer illiquid. However, redemptions and the Replacement Borrowing caused significant damages to the common shareholders of the Fund for, inter alia, the reasons described in Paragraphs 24 -- 29 above, including the diversion of proceeds of investments that

would have flowed to the common shareholders to pay down the new debt instead.. Moreover, the common shareholders, unlike the preferred ARPS shareholders, have never been given the opportunity to redeem their shares, which trade at a discount to their net asset value. As a result of the Defendants' conduct, the ARPS shareholders have benefited by having their shares redeemed at the original issuance price, at the expense of the common shareholders to the Fund.

33. The Individual Defendants caused the Fund to take the actions that harmed the common shareholders, acting on the advice and analysis provided by the Eaton Vance Defendants. The Fund reported to shareholders that the Board's rationale for approving the advisory contract with the Eaton Vance Defendants included the Eaton Vance Defendants' actions with respect to the ARPS. Eaton Vance Investment Managers reported on its role in the actions that harmed holders of the Fund's common stock:

> A special challenge for us and others active in the closed-end fund business was dealing with the fallout from the collapse in the auction rate securities market in February. When auction markets suddenly stopped functioning, the normal means for providing liquidity to holders of closed-end fund auction preferred shares (APS) was interrupted. Since February, Eaton Vance has worked with other market participants to restore liquidity to APS holders and to provide alternative sources of leverage to our closed-end funds. When the crisis broke, our funds had approximately $5.0 billion of outstanding APS. As of fiscal year end, we had redeemed approximately $3.8 billion of APS, or 76 percent of the original total. We were the first closed-end fund family to redeem all of its equity fund APS, the first to redeem taxable income fund APS and the first to redeem municipal income fund APS. Although the task is not completed, we have made significant progress and continue to work to find solutions that will enable us to redeem the balance of our funds' outstanding APS.

Eaton Vance Investment Managers Annual Report 2008 at 4.

34. The harms suffered by the common shareholders as the result of Individual Defendants' breaches of their duties owed to the common shareholders include:

(a) The dividends paid by the Fund to the common shareholders have been reduced because the funds that would otherwise have been available to pay such dividends have been diverted to pay the increased costs associated with the Replacement Borrowing and/or to fund the paydown of Replacement Borrowing and/or the redemption of ARPS;

(b) The dividends paid by the Fund to the common shareholders have further been reduced because, in connection with the unnecessary redemption of ARPS, the required coverage ratio on leverage increased, forcing a reduction in the base on which returns can be earned, thereby producing less cash flow available to pay dividends on the common stock;

(c) The potential future cash flows to the holders of common stock, whether in the form of dividends or other distributions, will be reduced as a result of Individual Defendants' breaches for the following reasons:

i. Funds that would otherwise be available for distribution to common shareholders will be diverted to pay the increased costs associated with the Replacement Borrowing;

ii. Because of the reduction in the Fund's overall leverage described in subparagraph (b) above, cash flow that would otherwise be available for distribution to common shareholders will be reduced;

iii. The potential future cash flows to be realized by holders of common stock, whether from dividends or other distributions has been exposed to significantly greater risk as the result of the replacement of ARPS with the Replacement Borrowing and the resulting heightened risk of forced deleveraging at fire sale prices;

(d) The loss of the leverage provided by the ARPS has materially altered the business model of the Fund, and significantly reduced the potential cash flow available for distribution to the common shareholders and has thereby defeated a significant feature of the investment rationale for the common shareholders, namely that such leverage would be available to provide enhanced cash flow for distribution to the common shareholders;

(e) The value of the Fund's common shares is lower than it would have been if the ARPS had not been redeemed.

CLASS ACTION ALLEGATIONS

35. Plaintiff brings this direct class action pursuant to Rule 23, on behalf of himself and all other individuals who were the beneficial owners of common shares of the Eaton Vance Limited Duration Income Fund (the "Fund") at any time from March 10, 2008 through the present (the "Class Period").

36. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, upon information and belief, there are well over five hundred (500) unrelated and geographically dispersed members of the proposed class.

37. There are questions of law or fact common to the class that exists as to all members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether the Individual Defendants unfairly favored the interests of one class of shareholders over another;

(b) Whether the Individual Defendants caused the replacement of leveraging beneficial to the common shareholders in violation of their fiduciary duties to the common shareholders;

(c) whether the Individual Defendants breached their fiduciary duties;

(d) whether the Eaton Vance Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty;

(e) whether the Eaton Vance Defendants were unjustly enriched; and

(f) whether the members of the Class have suffered losses, and/or continue to suffer losses, and if so, the proper nature and measure of a remedy.

38. Plaintiff's claims are typical of the claims of the remaining members of the Class, as the conduct of Defendants giving rise to the claims is identical as to all members of the Class, and the damages suffered by each member of the Class arise out of the same set of operative facts.

39. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in complex, class action litigation. Plaintiff has no interests that are adverse to or which irreconcilably conflict with the other members of the Class.

40. The questions of law or fact common to the members of the Class predominate over any questions affecting solely individual members of the Class, and a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

COUNT I

Breach of Fiduciary Duty (Individual Defendants)

41. Plaintiff incorporates herein the allegations set forth above.

42. At all times alleged herein, the Individual Defendants, as trustees to the Fund, owed Plaintiff and the Class fiduciary duties, which duties include:

- the duty not to unfairly favor the interest of one class of shareholders over another,
- the duty not to cause one class of shareholders to receive a benefit greater than that to which they are entitled at the expense of another class of shareholders, and
- the duty not to engage in conduct that frustrates the ability of the common shareholders to realize the benefits of an investment in the Fund, as described in the Fund's statements to the SEC and the public.

43. In contravention of these duties, the Individual Defendants unfairly favored the preferred ARPS shareholders over the common shareholders by enabling the former to redeem

their shares at $25,000 per share, at the expense of the common shareholders, while not providing a similar opportunity to the common shareholders to redeem their shares.

44. Also in contravention of these duties, the Individual Defendants caused one group of shareholders to receive a benefit to which they were not entitled at the expense of another group of shareholders: specifically, the ARPS shareholders were not harmed but benefited while Plaintiff and the Class as disadvantaged common shareholders suffered distinct injuries.

45. Also in contravention of these duties, the Individual Defendants chose to cause the Fund to redeem the ARPS and replace it with unfavorable debt financing, thus eliminating one of the major benefits of the investment of the common shareholders.

46. As a direct and proximate result of these breaches of fiduciary duties by the Defendants, Plaintiff and the Class have suffered damages in multiple millions of dollars.

47. Plaintiff and the Class are entitled to: (i) declaratory relief and preliminary and permanent injunctive relief requiring the Individual Defendants to properly carry out their fiduciary duties as alleged herein; and (ii) monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial based on Plaintiff's losses alleged herein.

COUNT II

Aiding and Abetting a Breach of Fiduciary Duty (The Eaton Vance Defendants)

48. Plaintiff incorporates herein the allegations set forth above.

49. At all times alleged herein, the Eaton Vance Defendants, through their role as either investment adviser or through their contractual relationships and extensive communications with the Individual Defendants, knew or reasonably should have known that the Individual Defendants were fiduciaries to the Plaintiff and the Class, and that the Individual Defendants had fiduciary duties to act in the best interests of the Plaintiff and the Class.

50. The Eaton Vance Defendants nonetheless willfully and knowingly encouraged and participated in the Individual Defendants' breaches of fiduciary duty, as set forth above.

51. In particular, the Eaton Vance Defendants aided and abetted the Individual Defendants' fiduciary breaches by encouraging the Individual Defendants to engage in the conduct complained of herein.

52. As a direct and proximate result of the Eaton Vance Defendants' aiding and abetting the Individual Defendants' breaches of fiduciary duty, Plaintiff and the Class suffered damages of multiple millions of dollars.

53. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Eaton Vance Defendants to cease aiding and abetting the Individual Defendants' breaches of fiduciary duty, to cease serving as adviser to the Fund, and to cease serving as administrative agent of the Fund, and awarding monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial.

COUNT III

Unjust Enrichment (The Eaton Vance Defendants)

54. Plaintiff incorporates herein the allegations set forth above.

55. Plaintiff and the Class assert a claim for unjust enrichment against the Eaton Vance Defendants under the common law of Massachusetts.

56. By means of the wrongful conduct alleged herein, the Eaton Vance Defendants have been unjustly enriched to the unjust detriment of the Plaintiff and the Class.

57. The Eaton Vance Defendants' unjust enrichment is traceable to, and resulted directly and proximately from, the conduct alleged herein. Specifically, the enrichment of the Eaton Vance Defendants has come in the form of fees and other revenues received by them from the Fund and from other Sister EV Funds as the result of the inequitable conduct complained of

herein, including their encouragement of the Individual Defendants' breaches of fiduciary duty owed to Plaintiff and the Class. For example, the Eaton Vance Defendants have received substantial fees from the Fund in connection with the Replacement Borrowing, and have realized significant revenues from the continued operation of their business model described above, which was facilitated by the Individual Defendants' breaches of fiduciary duty described herein.

58. The unjust detriment suffered by Plaintiff and the Class takes the form of the damages described herein, including, without limitation, the injury to their investment in the Fund resulting from Defendants' conduct complained of herein, and the elimination of the benefits to the Plaintiff and the Class of an investment in the common shares of the Fund.

59. Under the common law doctrine of unjust enrichment, it is inequitable for the Eaton Vance Defendants to be permitted to retain the benefits they received, and are still receiving, unfairly and without justification.

60. The financial benefits derived by the Eaton Vance Defendants rightfully belong to Plaintiff and the Class members. The Eaton Vance Defendants should be compelled to disgorge to a common fund and for the benefit of Plaintiff and the Class members all monetary benefits received by the Eaton Vance Defendants from Plaintiff and the Class as alleged herein (hereinafter "Ill-gotten Gains").

61. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Eaton Vance Defendants to disgorge its Ill-gotten Gains as alleged herein.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for a judgment:

A. Declaring that the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the Class;

B. Declaring that the Eaton Vance Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty, as set forth above;

C. Declaring that the Eaton Vance Defendants have been unjustly enriched by its actions alleged herein;

D. Enjoining the Eaton Vance Defendants from serving as advisor or otherwise earning fees for services to the Fund;

E. Enjoining the Individual Defendants from breaching their fiduciary duties owed to Plaintiff and the Class in the future;

F. Awarding monetary relief against the Defendants, jointly and severally, in the full amount of all losses suffered by Plaintiff and the Class as a result of the breaches of fiduciary duties by the Individual Defendants and the Eaton Vance Defendants' aiding and abetting of the Individual Defendants' breaches of fiduciary duty, together with pre-judgment and post-judgment compounded interest at the maximum possible rates, whether at law or in equity and punitive damages;

G. Awarding attorneys' fees and expenses pursuant to the common fund doctrine and other applicable law; and

H. Granting all such other and further relief, general or special, legal or equitable, including punitive damages, to which Plaintiff and the Class.

JURY TRIAL DEMAND

Plaintiff demands a trial on all issues so triable.

Dated: August 31, 2010

Plaintiff Richard Manuszak,
By his attorneys,

Theodore M. Hess-Mahan, BBO #557109
thess-mahan@hutchingsbarsamian.com
Hutchings, Barsamian,
Mandelcorn & Zeytoonian, LLP
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
(781) 431-2231

Joshua S. Devore
Michelle Yau, Bar # 657236.
Cohen Milstein Sellers & Toll PLLC
1100 New York Avenue, NW
Suite 500, West Tower
Washington, DC 20005
t: 202.408.4600
f: 202.408.4699
jdevore@cohenmilstein.com
myau@cohenmilstein.com

Lynn L. Sarko
Keller Rohrback, LLP
1201 Third Avenue, Suite 3200
Seattle, Washington 98101-3052
Telephone: (206) 623-1900
Fax: (206) 623-3384
lsarko@kellerrohrback.com

Gary Gotto
James A. Bloom
Keller Rohrback, P.L.C.
3101 North Central Avenue, Suite 1400
Phoenix, Arizona 85012
Telephone: (602) 248-0088
Fax: (602) 248-2822
ggotto@krplc.com
jbloom@krplc.com